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                                                                   EXHIBIT 12.1


                            SECTION 906 CERTIFICATION


           (pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

          In connection with the Annual Report of Form 20-F of the fiscal year ended December 31, 2002 of ACS-Tech80 Ltd (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Ze'ev Kirshenboim, President and Chief Executive Officer of the Company, certify, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


By:         /S/    Ze'v Kirshenboim


                  Ze'ev Kirshenboim
        President and Chief Executive Officer

Date:  June 25, 2003


          A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO ACS-TECH80 LIMITED AND WILL BE RETAINED BY ACS-TECH80 LIMITED AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.